Exhibit 17

Privileged & Confidential

11 September 2026

Special Committee of the Board of Directors

Anghami Inc. (the “Company”)

16th Floor, Al-Khatem Tower, WeWork Hub71

Abu Dhabi Global Market Square, Al Maryah Island,

Abu Dhabi, United Arab Emirates

Dear Sirs/Madams:

We, OSN Streaming Limited, would like to thank the Special Committee for your engagement on the non-binding proposal, set out in our letter submitted on June 24, 2026 (the “Original Offer Letter”), to acquire all of the outstanding ordinary shares (the “Ordinary Shares ”) of the Company not already owned by us, in a going-private transaction (the “Acquisition”). Taking into account the feedback received from the Special Committee, we are pleased to submit this revised and enhanced proposal.

We are prepared to increase our proposed purchase price to $3.75 in cash per Ordinary Share. The treatment of the outstanding warrants of the Company in connection with the Acquisition shall be discussed with the Company and its advisers, and addressed in the definitive transaction agreements.

The terms and conditions on which we are prepared to pursue the Acquisition otherwise remain as set out in the Original Offer Letter. In particular, we reiterate our commitment to a swift due diligence process, and remind you that we are interested only in acquiring the outstanding Ordinary Shares that we do not already own and that we do not intend to sell our stake in the Company to any third party.

This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition or any other transaction. A binding commitment will result only from the execution of definitive transaction agreements, and then will be on the terms provided in such documentation.

This letter shall be governed by, and construed in accordance with, the internal laws of the State of Delaware.

We firmly believe that the Acquisition will provide certain and immediate value to the Company’s other shareholders and warrantholders through a transaction that is not subject to any financing, regulatory or other closing risks. We would like to express our commitment to working together with you to bring the Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please contact us. We look forward to hearing from you.

OSN Streaming Limited

A company registered in the Cayman Islands with registered number ROC-404857 at Ugland House, PO Box 309, Grand Cayman

osn.com

OSN-Confidential

Sincerely,

OSN Streaming Limited

By:	/s/ Meshal Ali
Name:	Meshal Ali
Title:	Chairman of the Board of Directors

OSN Streaming Limited

A company registered in the Cayman Islands with registered number ROC-404857 at Ugland House, PO Box 309, Grand Cayman

osn.com

OSN-Confidential